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                                                                   EXHIBIT 99.16

                          LIFE SCIENCES RESEARCH, INC.
                                    PMB# 251
                             211 EAST LOMBARD STREET
                                    BALTIMORE
                                 MARYLAND 21202


STRICTLY PRIVATE AND CONFIDENTIAL
---------------------------------

The Directors
Huntingdon Life Sciences Group plc
Woolley Road
Alconbury
Huntingdon
Cambridge
PE28 4HS

9 October 2001


Dear Sirs

RECOMMENDED OFFER FOR THE ISSUED SHARE CAPITAL OF HUNTINGDON LIFE SCIENCES GROUP PLC (THE "COMPANY")

Life Sciences Research, Inc. ("LSR") has agreed to make an exchange offer (the "Offer") to securities' holders in the Company substantially on the terms of the attached press release, subject to any minor amendments agreed by the Company's financial advisers and together with such additional terms and conditions as may be required to comply with the rules of the US Securities and Exchange Commission, the securities or Blue Sky authorities in each state or other jurisdiction of the United States in which the Offer is to be made and/or the OTC Bulletin Board quotation service owned and operated by the National Association of Securities Dealers, Inc., the London Stock Exchange plc and the City Code on Takeovers and Mergers (the "Code"), which it is intended to release at 1.00 p.m. today. This letter agreement and the making of the Offer are conditional on the release of the press release before 31 October 2001. In consideration of the LSR agreeing to make the Offer, you hereby agree (subject to the above condition) as set out in this letter (the "Letter Agreement").

1. The Company shall pay the sum calculated in accordance with Paragraph 2 (the "Inducement Fee") to LSR if:

      (a) the board of directors of the Company (the "Board") (i) fails to recommend that the Company's shareholders (including holders of ADSs representing ordinary shares) (the "Company's Shareholders") accept the Offer; or (ii) withdraws any such recommendation, or (iii) recommends against acceptance of the Offer (in each case, irrespective of whether they could continue to recommend in good faith or in accordance with their duties);


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      (b)   prior to the Offer lapsing or being withdrawn by LSR, the Company or any of its directors voluntarily authorises or directs any act or omission which will prevent a condition to the Offer being satisfied; or

      (c) unless the Offer has become or been declared unconditional in all respects, at any time prior to 31 March 2002, any person announces an intention (whether or not subject to any pre-condition) to implement an offer, scheme, merger or business combination, or similar transaction or arrangement which may result in the ownership of all or substantially all of the shares or assets of the Company or a material subsidiary of the Company (including, for the avoidance of doubt, Huntingdon Life Sciences Limited and Huntingdon Life Sciences, Inc.) passing to any person other than LSR, or any person connected in any way or acting in concert (as such term as defined in the Code) with LSR or any of its officers or members (an "Alternative Proposal") and the Board recommends such Alternative Proposal to the Company's Shareholders.

2.    The amount payable by the Company under Paragraph 1 shall be:

      (a) one per cent of the value of the Offer. For the purpose of this Letter Agreement the value of the Offer shall be the closing mid-market price of an ordinary share in the share capital of the Company as derived from the London Stock Exchange Daily Official List on the business day immediately preceding the date on which the Offer is announced, multiplied by the number of such ordinary shares in issue on that day; or

      (b) the largest amount not exceeding the amount calculated in accordance with Paragraph 2(a) that can lawfully be paid.

3. The Inducement Fee shall be paid by the Company without deduction, set-off or counterclaim within five business days following the date on which the payment becomes due for payment in accordance with Paragraph 1.

The terms of this Letter Agreement shall be governed by and interpreted in accordance with English law and the courts of England are to have exclusive jurisdiction in respect of any disputes relating to it.

If you agree to the above terms, please indicate your agreement by signing and returning a copy of this letter.

Yours faithfully

/s/ WALTER STAPFER

For and on behalf of
LIFE SCIENCES RESEARCH, INC.

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We confirm that we agree and accept the terms of this letter and intend to be legally bound by its terms.



/s/ JULIAN GRIFFITHS
 .........................................
for and on behalf of
HUNTINGDON LIFE SCIENCES GROUP PLC


Dated 9 October 2001